SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549

                          SCHEDULE 13G

                        Amendment No. 6

           Under the Securities Exchange Act of 1934


                        PERRIGO COMPANY
                        (Name of Issuer)


                   Common Stock, No Par Value
                 (Title of Class of Securities)


                          714290 10 3
                         (CUSIP Number)





The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of this section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

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CUSIP NO.  714290 10 3


1    Name of Reporting Person S.S. or I.R.S. Identification No. of above Person

     HENRY L. HILLMAN, ELSIE HILLIARD HILLMAN AND
     C. G. GREFENSTETTE, TRUSTEES OF THE HENRY L. HILLMAN
     TRUST U/A DATED NOVEMBER 18, 1985           I.D.# 18-2145466

2    Check the Appropriate Box if Member of a Group   (a)  [  X  ]
                                            		        (b)  [     ]

3    SEC Use Only

4    Citizenship or Place of Organization
     Pennsylvania


Number of 		    5    Sole Voting Power
Shares
Beneficially
Owned by  	    	6    Shared Voting Power
Each           	     100,000  (See Item(4)(a))
Reporting
Person         	7    Sole Dispositive Power
With

          		    8    Shared Dispositive Power
               	     100,000  (See Item (4)(a))


9    Aggregate Amount Beneficially Owned by Each Reporting Person
     100,000

10   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

11   Percent of Class Represented by Amount in Row (11)
     .13%

12   Type of Reporting Person
     OO

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Item 1(a)   Name of Issuer:

       		   Perrigo Company

Item 1(b)   Address of Issuer's Principal Executive Office:

       		   117 Water Street
       		   Allegan, Michigan 49010

Item 2(a)   Name of Person Filing:

       	   	Henry L. Hillman, Elsie Hilliard Hillman and C. G. Grefenstette,
       		   Trustees of the Henry L. Hillman Trust U/A dated November 18, 1985 (the "HLH Trust").

Item 2(b)  	Address of the Principal Business Office:

       		   Henry L. Hillman, Elsie Hilliard Hillman and C. G. Grefenstette,
       		   Trustees of the Henry L. Hillman Trust U/A dated November 18, 1985
       		   1900 Grant Building
       		   Pittsburgh, Pennsylvania 15219

Item 2(c)   Citizenship:

            Henry L. Hillman, Elsie Hilliard Hillman and C. G. Grefenstette,
       		   Trustees of the Henry L. Hillman Trust U/A dated November 18, 1985
       		   is a Pennsylvania trust.

Item 2(d)        Title of Class of Securities:

       		Common Stock, No Par Value

Item 2(e)        CUSIP Number

       		714290 10 3

Item 3 		Not Applicable

Item 4 		Ownership:

       		(a)  Amount Beneficially Owned

              100,000 shares of Common Stock are owned of record and
			           beneficially by Henry L. Hillman, Elsie Hilliard Hillman and
			           C. G. Grefenstette, Trustees of the Henry L. Hillman Trust U/A
			           dated November 18, 1985, a Pennsylvania revocable trust.

       		(b)  Percent of Class:
           		    .13%

       		(c)  Number of Shares as to which such person has:

           			(i)   sole power to vote or direct the vote


			           (ii)  shared power to vote or to direct the vote
                                                                  100,000
                                                         (See Item (4)(a))

             (iii)  sole power to dispose or to direct the disposition	of


      			     (iv)  shared power to dispose or to direct the disposition of
                                                                  100,000
                                                         (See Item (4)(a))

Item 5 	   Ownership of Five Percent or Less of a Class:

       	   Not Applicable

Item 6 	   Ownership of More than Five Percent on Behalf of Another Person:

       	   Not Applicable

Item 7 	   Identification and Classification of the Subsidiary Which Acquired
       	   the Security Being Reported on by the Parent Holding Company:

       	   Not Applicable

Item 8 	   Identification and Classification of Members of the Group:

       	   Not Applicable

Item 9 	   Notice of Dissolution of Group:

       	   Not Applicable

Item 10    Certification:

          	Not Applicable

                            SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   HENRY L. HILLMAN, ELSIE HILLIARD,
                                   HILLMAN AND C. G. GREFENSTETTE,
                                   TRUSTEES OF THE HENRY L.
                                   HILLMAN TRUST U/A DATED
                                   NOVEMBER 18, 1985

                                        /s/ C. G. Grefenstette
                                   ___________________________________
                                   C. G. Grefenstette, Trustee


    February 12, 1998
    Date

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